HOUSERAISING, INC.
4801 East Independence Boulevard, Suite 201
Charlotte, North Carolina 28212
(704) 532-2121

December 14, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-7010

ATTN:	Rufus Decker, Accounting Branch Chief
Division of Corporation Finance

Re:	HouseRaising, Inc.
Form 10-KSB for the fiscal year ended December 31, 2006
Form 10-QSB for the periods ending March 31, 2007 and June 30, 2007
File No. 0-50701

Ladies and Gentlemen:

Thank you for your comment letter dated October 25, 2007 (the “Comment Letter”), with respect to the above-captioned Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Form 10-KSB”) and Form 10-QSB for the periods ended March 31, 2007 and June 30, 2007 (the “Form 10-QSB”). We are prepared to file our amended Form 10-KSB and 10-QSBs of HouseRaising, Inc., a North Carolina corporation (the “Company”), which incorporate these responses to your comments, but we first wanted to run each of our responses and amended disclosures by the Commission for review. Numbered paragraphs set forth below refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed a clean copy of this letter on the EDGAR system in the Company’s correspondence file, and, after receiving any additional comments from the Commission and incorporating them we would propose to file a clean copy of our amended Form 10-KSB and 10-QSBs on the EDGAR system. We would also send clean and marked copies to the staff of the Commission by overnight courier.

Securities and Exchange Commission
December 14, 2007

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements
Note A – Summary of Significant Accounting Policies, page 17
Revenue Recognition, page 18

1. We have reviewed the representative Design/build Fixed Price Contract and the Renovation, Remodeling & Addition Contract (the contracts) you provided us in response to prior comments 2 and 4 and have the following comments.

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You indicate that the contract is between HouseRaising and the homebuyer. However, the contracts indicate that they are entered into by and between the Homeowners, HouseRaising and a HouseRaising Builder (referred to as Assigned Builder or Builder). It is our understanding that in some circumstances the Builder is not a HouseRaising consolidated entity. In those circumstances and based on the specific terms of the contracts entered into by and between the Homeowners, HouseRaising and the Builder, it is unclear to us (i) how you have concluded that the contract is between the company and the Homeowner and that the company is the primary obligor under the contract and retains the legal rights to the work in progress and (ii) the accuracy of your statement in response 2d that “vendors are paid directly by the Company”. In this regard, we note throughout both contracts that the total contract price is due the Builder and that the Builder has specific payment rights if the Homeowner cancels or fails to close on the house. We also note that for the Design/Build Fixed Price Contract the Homeowner is provided a warranty by the Builder and that any disputes between the Homeowner and the Builder are settled between those two parties via arbitration under the warranty agreement. Further we note that HouseRaising only appears to be paid 6% of the total amount due Builder directly from the Homebuyer under the Design/Build Fixed Price Contract and 10% under the Renovation, Remodeling & Addition Contract. As such for those contracts you have entered into for which the Builder is not a consolidated entity identify for us the specific terms of the contracts that led you to believe that you are the primary obligor under the contracts and that you retain the legal rights to the work in progress. In light of the specific terms of the contracts please reassess the appropriateness of recording these contracts on a gross basis pursuant to the guidance in EITF 99-19. In preparing this assessment, please also address our questions set forth in the next four bullets.

Response 1a: It is the Company’s intent that references to Builder in the sales contract refer to HouseRaising or a HouseRaising consolidated entity (i.e. “total contract price due”, “specific payment rights if the Homeowner cancels or fails to close on the house”, “warranty” obligations, “arbitration” for disputes, etc.). All payments are made by the Homeowner to HouseRaising and then we make payments to any third-party vendors for services rendered. We have reviewed all HouseRaising’s existing signed contracts and confirmed that all of the reportable agreements have been with a HouseRaising consolidated entity. We recognize the Commission’s concerns in circumstances where the Builder is not a HouseRaising consolidated entity and understand in reading your question that this was not clearly handled. Going forward the Company will ensure that all such contracts are signed by a HouseRaising consolidated entity. The Company does not have any agreement with partially owned entities and is in the process of closing these organizations for the reasons previously stated (see also Response 2 below). We hope the process we have outline herein adequately addresses your concerns and confirms that the Company is the primary obligor under the contract and retains the legal rights to the work in progress.

Securities and Exchange Commission
December 14, 2007

•	Clarify whether there are any additional contracts entered into between HouseRaising and the Builder related to these contracts. If so, please provide us with a representative copy.

Response 1b: The Company has employment agreements with affiliated Builders that are HouseRaising consolidated entities. The Company may contract with third-parties to provide specific building services, but they are not a signatory on the sales contract.

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It is unclear from the contracts who is responsible for cost overruns. If there are cost overruns, do those cost overruns impact the design and build management services fees that you expect to earn? Please clarify.

Response 1c: The Company would be responsible for any cost overruns, unless it is due to an approved change order requested by the Homeowner, in which case the Homeowner would pay for such costs. To the degree third-party service providers have an incentive clause in their contract based on overall profit of the contract, then they would also be impacted by cost overruns, but the primary responsibility is with the Company. Cost overruns would not impact the design and build management service fees which are based on the Fixed Price agreed upon by the Company and Homeowner.

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It is unclear from the Design/Build Fixed Price contract how and when HouseRaising is paid for it design and build management services fees in excess of 1% non-refundable deposit due upon signing the contract and the additional 5% of the total price due Builder due upon approval of the floor plans. Clarify at what point the Company receives its remaining fees. Address whether HouseRaising receives any fees in excess of the 3% non-refundable deposit upon signing and the additional deposit of 7% of the total price due Builder after the plans are signed by the Homeowners.

Response 1d: The total cost paid to HouseRaising for its management platform services is 10%. For the Design/Build Fixed Price Contract, the Company collects a total of 6% upfront (as previously described) and the remaining 4% is not recorded until the final payment is made to the Company. For the Renovation, Remodeling and Addition Contract, the Company collects a total of 10% upfront and no additional fees are paid for management platform services beyond those referenced. Typical Renovation, Remodeling and Addition projects are completed in a very short period of time (three months or less), so it’s reasonable to expect most income to be reported in the same quarter.

Securities and Exchange Commission
December 14, 2007

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The contracts indicate that HouseRaising has the right and authority to take over the project in progress and to re-assign the balance of the contract and the remaining construction responsibilities to another HouseRaising affiliated Builder. Please tell us what rights the Builder has under this clause. How much is the Builder paid?

Response 1e: Given that the principal Builder for a project is a consolidated HouseRaising entity, this distinction would not impact financial reporting. In the event the company has a third-party contractor involved with a project and chooses to replace that party, he or she would be paid for the work performed on the project.

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For contracts in which the Builder is a consolidated entity, we do not have further concerns regarding your accounting for these contracts. Please revise your disclosures regarding these types of contracts to include the information presented in your responses to prior comments 2b through 2e and 4 within your revenue recognition accounting policy.

Response 1f: These changes have been made.

2. We have reviewed your response to prior comment 3 from our letter dated August 16, 2007. Please address how you will recognize revenues related to the twenty builder agreements that you signed.

Response 2: Because of the problems referenced in our prior comment 3 response on this matter (which was also referenced in our last Form 10-QSB), the Company does not plan to move forward with these arrangements and is in the process of dissolving the entities. No contracts have been written with these entities. Going forward any entities formed will be 100% owned by the Company.

3. We have reviewed your response to prior comment 5 from our letter dated August 16, 2007. As we previously noted, your revenue recognition policy should address your revenue recognition for each identified revenue stream. Please revise accordingly.

Response 3: The Company will modify its revenue recognition policy to address revenue recognition for each identified revenue stream. See the revised revenue recognition policy below:

Securities and Exchange Commission
December 14, 2007

Revenue Recognition—The Company’s revenue is derived from 1) selling, designing, managing and building custom residential homes and renovation projects which reflect the home’s contract price [Custom Homebuilding Operations]; 2) commissions from real estate sales transactions of land, new homes or a customer’s existing home [Realty Services]; and 3) other fees, including a) consulting fees for disaster relief services [Disaster Relief Services]; b) membership fees for builder members that wish to take advantage of services provided by the company for independent builders [Builder Memberships]; and c) marketing fees for co-branding agreements [Other Revenues].

Revenues and profits from Custom Homebuilding Operations (construction contracts) are recognized on the completed-contract method and therefore when the project is completed (or closed). This method is used because financial position and results of operations do not vary significantly from those which would result from use of percentage-of-completion method and is conservative. A contract is considered complete when all costs except insignificant items have been incurred and the installation is operating according to specifications or has been accepted by the customer. Contract costs include all direct materials and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Costs in excess of amounts billed are classified as current assets under costs in excess of billings on uncompleted contracts. Billings in excess of costs are classified under current liabilities as billings in excess of costs on uncompleted contracts. The Company recognizes sales and service fees (6% of the home’s contract price) in the initial construction stage for interior design, architectural and structural engineering drawings provided to the customer. There are instances where sales and services fees will be the only services provided to a customer. The balance of the sales and service fees (4% of the home’s contract price) is recognized when the contract is completed.

Commissions from real estate sales transactions are recorded when paid at closing. Consulting fees, membership fees and marketing fees are all recorded as earned and paid.

Capitalized Software, page 18

4. We have reviewed your response to prior comment 6 from our letter dated August 16, 2007 and note the following:

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You have capitalized 100%, 90% and 75% of the compensation afforded Mr. Neering, Mr. McLemore and Ms. Carriker, respectively. Given the guidance set forth in paragraph 31(b) of SOP 98-1 and the respective positions of these employees as Chief Technology Officer, President and Senior Vice President, these allocations appear to be unreasonably high. Paragraph 31(b) of SOP 98-1 states that payroll and payroll-related costs should be capitalized for those employees who are directly associated with and who devote time to the computer software project, to the extent of the time spent directly on the project. Specifically, SOP 98-1 clarifies that only costs incurred during the application development stage may be capitalized and identifies the following processes of computer software development during the application development stage: (1) design of chosen path, including software configuration and software interfaces, (2) coding, (3) installation to hardware and (4) testing, including parallel processing phase. Unless you can demonstrate that these individuals were performing these specific application development stage activities for the percentage allocations identified above, we believe their compensation costs should be expensed as incurred. Please provide us with the underlying support for periods for which you capitalized these employee’s costs or revise your financial statements accordingly. To the extent that you have capitalized other employees’ costs using a broad allocation of time and those employees did not perform the activities identified above for 100% of their time, please reassess the appropriateness of those costs as well.

Securities and Exchange Commission
December 14, 2007

Response 4a: While we recognize that for a typical company the positions of Chief Technology Officer, President and Senior Vice President would suggest principally administrative responsibilities, our Company is very small and the principal focus of the company’s activities during the period in question was the development of System-C software. Mr. Neerings’ sole focus and responsibility was on the design, coding, installation and testing of the Capitalized Software System. Mr. McLemore was the founder of the company and the system reflects his 40 years of building experience. The Company engaged a separate Chairman and CEO to focus on the administrative responsibilities of the Company and these costs were 100% expensed. Mr. McLemore’s principal activity was working on the design, development and testing of System-C so that it reflected his experience in building and would properly serve the needs of a Builder and Customer for purposes of building a custom home. Ms. Carriker’s time was split between administrative responsibilities and the development of the administrative components of the system. Her time was capitalized for a shorter period of time to reflect here transition back to full-time administrative/non-capitalized services in 2007. The other personnel involved with the system performed the noted activities identified for 100% of their time.

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You state that the same percent allocations that were used to allocate compensation were also used to record the value of the bonuses to Mr. McLemore and Mr. Neerings. Notwithstanding our stated concerns above regarding the reasonableness of the percent allocations, we note that given the cited reasons for the issuances of the bonuses, such as the amendments to their employment agreements and the fact that Mr. McLemore co-signed a promissory note, it is unclear why the allocation of the bonuses using these percent allocations is appropriate. Please revise to appropriately capitalize only those bonus costs that you can directly link to each employee’s efforts expended performing application development stage software activities.

Response 4b: We will expense the portion of Mr. McLemore’s compensation that was not directly linked to efforts expended performing application development stage software or for rights to plans that he assigned to the company. Mr. Neerings time has been 100% associated with application development stage software activities and will thus remain capitalized.

5. We have reviewed your response to comment 7 from our letter dated August 16, 2007. Within your critical accounting policy disclosures, please expand your disclosures to discuss your projected revenues, as well as the amount of revenues realized during those projected periods. Fully discuss reasons for any shortfalls such that readers understand why notwithstanding the fact that you did not meet your projected revenue targets, your capitalized software was not impaired. Also, disclose the basis for the large increases in your projected revenues year over year as detailed in your responses to prior comments 7a, 7c and 7d as well as the other material assumptions you utilized in preparing your impairment analysis.

Securities and Exchange Commission
December 14, 2007

Response 5: We object to disclosing forward looking projected revenues. We do not think that it is appropriate or prudent for a small company such as ours to provide these forward looking projections. We have purposely requested confidentiality of the material in our previous submittals and clearly stated that this material was for internal use only. We have publicly stated that we do not disclose forward looking information and have worked hard to ensure that such information is not disclosed. We have disclosed in our filings the number and value of contracts that the company has signed as an indication of expected future revenues.

6. We have reviewed your response to prior comment 8 from our letter dated August 16, 2007 and note the following:

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With reference to our above concerns regarding the appropriateness of your allocation percentages please provide us with detailed support demonstrating the appropriateness of capitalizing the stock issued to the estate of Mr. McLemore. That is, it is unclear to us how this transaction is directly related to Mr. McLemore’s prior direct efforts performing application development stage software activities.

Response 6a: In light of the Commissions concerns on this matter and upon further review, the Company will expense these costs. The Company has already expensed these costs for the quarter ending September 30, 2007 and will expense the amounts for the quarter ending March 31, 2007 and June 30, 2007 upon the Commissions approval with these revised filings.

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Regarding the employees included in your detailed listing of capitalized costs, please tell us the nature of the work performed by these employees given the fact that the work on your system is substantially complete. Demonstrate how their work was directly related to application development stage activities. In addition, in light of the fact that the software project is now substantially complete, please expand your disclosures to clarify whether these employees will be retained by the company and if so, in what capacity.

Response 6b: The Company has provided below the nature of the work performed by the employees included in the detailed listing of capitalized costs. As previously communicated, the expenses associate with Mr. McLemore will be expensed. The personnel listed provided the following services for the development of the HouseRaisingRealty portion of the system:

Mr. B. Cary: Software Coder (100%)
Mr. B. Paride: Application Interface Designer and Software Coder (100%)
Mr. C. Durden: Application Interface Designer and Software Coder (100%)
Mr. C. Gagliardo: Interface Design and User Experience (100%)
Mr. G. Ely: Network Infrastructure and Database Architecture (100%)
Mr. J. Davis: Systems Architecture and Installations to Hardware (100%)
Mr. J. Wolff: Software Coder and Database Design (100%)
Ms. K. Carriker: Application Architecture and Testing (25%)
Mr. M. Boyer: Application Development and Testing (100%)
Mr. Y. Perez: Application Interface Designer and Software Coder (100%)

Securities and Exchange Commission
December 14, 2007

Some of the personnel that had worked on the system have moved to new companies and the rest have transitioned to maintenance and improvement of the System. The Company will expand its disclosure regarding these personnel to include reference to amount of costs expensed with this on-going work. See the revised disclosure under Response 6d below.

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Notwithstanding our concerns regarding the appropriateness of the amounts you have capitalized, please disclose the reasons for capitalizing $500,000 in cash and stock related to your capitalized software in a manner similar to the response you have provided.

Response 6c: As previously indicated the Company founded HouseRaisingRealty, LLC at the end of 2006 and commenced expanding its capitalized system to address the unique needs of a realty brokerage operation in 2007. The costs that were capitalized during the noted period were for purpose of system development related to the realty brokerage operation (including design—software configuration and interfaces, coding, installation of hardware and testing of the system). The needs of this entity were very unique from the rest of the system. The costs associated with stock payments to Mr. McLemore (that total $87,500 in the first quarter and $107,500 in the second quarter) previously reported as capitalized during the first half of 2007, will be expensed as indicated under Response 6a above.

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Notwithstanding our concerns regarding the appropriateness of the amounts you have previously capitalized, given the fact that you will no longer be capitalizing substantial portions of your employees’ compensation, we believe you need robust forward looking information to clarify for readers how your results of operations will be impacted by (i) the amortization of these previously capitalized compensation costs and (ii) the recognition of employee compensation as incurred. To the extent possible, you should quantify this impact. Please revise your disclosures accordingly.

Response 6d: The company has already provided the impact of the amortization of these previously capitalized compensation costs in its footnotes (Note A—Capitalized Software) to its financial statements and makes reference that going forward such on-going costs will be expensed as incurred. The company will provide additional disclosure on the level of employee costs that will now be expensed instead of capitalized. See anticipated revision below:

Securities and Exchange Commission
December 14, 2007

Capitalized Software—Certain capitalized software assets have been contributed to the Company from related entities under common ownership and control. The capitalized software assets include certain external direct costs of materials and services consumed in developing internal-use software (System C) for home plans and designs, and operating systems and policies for homebuilders. These costs include payroll and payroll-related costs for employees and contractors who are directly associated with and who devote time to the internal-use computer software project (to the extent of the item spent directly on the project) during the application development stage. Training costs, data conversion costs, internal costs for upgrades and enhancements, and internal costs incurred for maintenance are all expensed as incurred. General and administrative costs and overhead costs are also expensed as incurred. The Company commenced amortizing Capitalized Software (System-C) during the first quarter of 2007. The Capitalized Software will be amortized on a straight-line basis over the estimated economic life of the asset (determined to be 15 years) at a quarterly expense of approximately $229,000 and is expected going forward to expense approximately $650,000 a year in staffing support that will be use to maintain and enhance the system. The Company invested over 7 years of development time and expertise in putting its capitalized software together. The system itself is based on over 40 years of residential homebuilding experience of the founder, Mr. Robert V. McLemore. The Company is not aware of any other entity that has a system that has the capabilities of System-C. Typically it takes between 9 and 12 months to build a custom home. Using FAS 142, the company believes that the estimated useful life of this asset is 15 years, which would be the period the asset is expected to contribute directly and indirectly to the future cash flows of the Company.

Note F—Equity, page 21

7. We have reviewed your response to prior comment 10 from our letter dated August 16, 2007. Please revise your disclosures to include the information presented in your response regarding your valuation of certain transactions based on the services provided rather than the value of the stock issued.

Response 7: The Company has added this information to its disclosures in its most recent quarterly filing for the period ended September 30, 2007 as shown below:

The following provides details of the S-8 stock transactions for various services and additions to capitalized software. These transactions have been recorded according to FAS 123R. Whenever possible the Company has used the valuation of services provided and then calculated the number of shares associated with this valuation. Occasionally it is not possible to get an exact value of services provided and the value of the stock becomes a fair and reasonable estimate of that value.

8. We have reviewed your response to prior comment 11 from our letter dated August 16, 2007. Please provide us with your calculations supporting your assertion that there are no beneficial conversion features associated with the issuance of your convertible preferred stock.

Response 8: The Company does not understand the Commissions request. The company has already disclosed in its previous responses and its footnotes that the convertible preferred stock has a conversion feature of ten (10) common shares for each preferred share after three years. The value of any preferred shares issued for services was expensed as if fully-converted. There is no additional beneficial conversion features associated with the convertible preferred stock. If the Commission is requesting something different, please advise and the Company will respond accordingly.

Note J—Commitments/Leases, page 24

9. We have reviewed your response to prior comment 12 from our letter dated August 16, 2007. As we previously requested, please include the disclosures required by paragraph 16(c) of SFAS 13 regarding your operating leases. Specifically, disclose the aggregate amount of rental expense for each period for which an income statement is presented, with separate amounts for minimum rentals, contingent rentals and sublease rentals, as applicable.

Securities and Exchange Commission
December 14, 2007

Response 9: A revised disclosure will be added to the filing. See the revised portion of Note below:

The aggregate amount of rental expense for the years ended December 31, 2006 and 2005 are as follows:
	2006	2005
Aggregate Rental Expense	$142,495	$77,322

Future minimum, contingent and sublease rental payments as of December 31, 2006 are as follows:

Year ending December 31:	Minimum Rental	Contingent Rental	Sublease Rental
2007	$281,690	-	$-
2008	273,037	-	-
2009	273,277	-	-
2010	264,336	-	-
2011	240,080	-	-
	$1,332,419

Management’s Discussion and Analysis, page 26

10. We have reviewed your response to prior comment 13 from our letter dated August 16, 2007 and your proposed expanded disclosures. Please remove your presentation of insurance proceeds received as other revenues from the table presenting your revenue streams.

Response 10: The Company removed the presentation of insurance proceeds received as other revenues from the table presenting the company revenue streams as requested.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007

Financial Statements

11. We have reviewed your response to prior comment 19 from our letter dated August 16, 2007. Please expand your disclosure to clarify that the value of the preferred stock awarded to the principal executive in exchange for a personal guarantee will be amortized (i.e. not accrued) over a 36 month period of time. Provide us with the authoritative literature that supports your amortization of this prepaid asset over the “expected period of the standby letter of credit and pledge of securities” rather than over the one year term of the line of credit.

Securities and Exchange Commission
December 14, 2007

Response 11: We do reference the preferred stock awarded will be amortized over a 36 month period of time; we will change the reference from “accrued” to “amortized” in the disclosures. While the Company believes that it would be more appropriate to amortize the cost of the personal guarantee over the 36 month period of time that the guarantor has committed, the Company recognizes that the line of credit is annually renewable and therefore only for a period of one year at a time and will thus revise its amortization period of this expense to reflect a 12 month period.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Richard A. von Gnechten

Richard A. von Gnechten
Chief Financial Officer

cc: Harold H. Martin, Esq.

Enclosures